

Mail Stop 4561

April 3, 2017

John S. Clendening
Chief Executive Officer
Blucora, Inc.
10900 NE 8th Street, Suite 800
Bellevue, WA 98004

      Re: **Blucora, Inc.**
                  Registration Statement on Form S-3
                  Filed March 28, 2017
                  File No. 333-216984

Dear Mr. Clendening:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any questions.

                        Sincerely,

                        /s/ Jan Woo

                        Jan Woo
                        Branch Chief - Legal
                        Office of Information
                        Technologies and Services

cc: Andrew Bor, Esq.
       Perkins Coie LLP